Exhibit 99.2

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Sales Agreement for EVISTA® Reached in Europe

Tokyo, July 14, 2006 – DAIICHI SANKYO EUROPE GmbH (Headquarters: Munich, Germany), the European subsidiary of DAIICHI SANKYO’s wholly-owned subsidiary, Sankyo Co., Ltd. (President: Yasuhiro Ikegami; hereafter Sankyo), and Eli Lilly and Company have signed a marketing and distribution agreement for EVISTA® (raloxifene), an osteoporosis drug, in certain European countries (Germany, Italy, Belgium, Netherlands, Austria, and Switzerland).

EVISTA®, which was developed by Eli Lilly and Company, is a selective estrogen receptor modulator that inhibits bone resorption. In Europe, it is indicated for the treatment and prevention of osteoporosis in post-menopausal women.

Note: Sankyo’s European subsidiary, Sankyo Pharma GmbH, changed its name to DAIICHI SANKYO EUROPE GmbH.